UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

             For Period Ended: December 31, 2009

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR

             For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION

THE SAINT JAMES COMPANY
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Full Name of Registrant


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Former Name if Applicable

520 Broadway, Suite 350,
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Address of Principal Executive Office (Street and Number)

Santa Monica, California 90401
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |(a)   The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |(b)   The subject annual report, semi-annual report, transition report on
     |      Form 10-K, Form 20-F, 11-K, N-SAR, or Form N-CSR, or portion
     |      thereof, will be filed on or before the fifteenth calendar day
|_|  |      following the prescribed due date; or the subject quarterly report
     |      on Form 10-Q or subject distribution report on Form 10-D, or portion
     |      thereof will be filed on or before the fifth calendar day following
     |      the prescribed due date; and
     |(c)   The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, and N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

As previously advised in the Company's 8-K filing of November 9, 2009, on November 3, 2009, The Saint James Company acquired the membership interests of Sapphire Wines, LLC and Emerald Wines, LLC from Saphire Advisors. As a result of a dispute between the Company and the Managing Member of the entities acquired over certain aspects of the acquisition, the previous owner has refused to release Books and Records that are essential to the completion of the 2009 audit and hence the filing of the Company's 10-K. The Company has made several attempts to settle the dispute, but has not been successful in securing the cooperation of the previous owner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Richard Hurst               (203)              350-3478
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            (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(S) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The acquisition referenced in the PART III narrative above transformed the Company from a shell company to a fully operating entity, significantly changing all aspects of its financial statements. As the acquisition occurred in the last quarter of 2009, the subsequent 10-K and 10-Q filings represent the first opportunity to reflect the financial results of the new entity. By way of example, the revenue of the acquired business in 2009 was in excess of $16 million, and total assets exceed $39 million, compared to no or negligible revenue and assets in the shell company.


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                             THE SAINT JAMES COMPANY
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2010                     By: /s/ Richard Hurst
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